Exhibit 99.3

JBS ENDS 2023 WITH US$73 BILLION IN NET REVENUE AND EBITDA OF US$3.5 BILLION São Paulo, March 26, 2024 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 4Q23 and 2023 results. The comments made herein are in US dollars, in accordance with international accounting standards (IFRS), unless otherwise specified. Earnings Release HIGHLIGHTS 2023 • Liability Management : In September, JBS issued US $ 2 . 5 billion in Senior Notes, of which : ( i ) US $ 1 . 6 billion with a coupon of 6 . 75 % and maturity in 2034 ; and (ii) US $ 900 million with a coupon of 7 . 25 % and maturing in 2053 . In October, CRA (Agribusiness Receivables Certificates) were issued in the amount of R $ 1 . 7 billion . With the resources, JBS increased its average debt term to 11 years . At Pilgrim’s Pride, a subsidiary of the Company, the following Senior Notes were issued during 2023 : ( i ) US $ 1 billion with a coupon of 6 . 25 % and maturing in 2033 ; and (ii) US $ 500 million with a coupon of 6 . 875 % and maturing in 2034 . The resources were mainly used to repurchase Senior Notes issued by the company and pay short - term debt . • Capital Markets : ( i ) Announcement of the dual listing plan in Brazil (B 3 ) and in the USA (New York Stock Exchange) with the aim of increasing the Company's market value, attracting a wider base of investors, and expanding its investment capacity ; and (ii) registration of the 11 Senior Notes with the SEC (Securities and Exchange Commission), with the objective of expanding the investor base, liquidity of the notes and investor confidence . With this movement, JBS now has the obligation to adapt to SOX rules, have its financial statements in accordance with PCAOB standards, be subject to FCPA rules, as well as the obligation to publish a 20 - F with the SEC . • ESG : As part of its commitment to sustainability goals, JBS expanded its 100 % electric truck fleet through No Carbon, totaling 260 trucks . Additionally, the Company began to introduce the use of 100 % Biodiesel in its Brazilian truck fleet, produced by JBS Biodiesel . On the front to combat deforestation, JBS ended the year with 20 green offices aimed at regularizing and reintegrating ranchers . Since the beginning of the project, almost 20 thousand ranchers have been assisted, more than 8 thousand have been regularized and 3 . 4 million heads of cattle have been reinstated . Furthermore, to contribute to the circular economy and renewable energy, more than R $ 220 million have already been invested in biogas capture projects in the USA, Canada, Brazil and Australia, with the potential to reduce significantly scope 1 emissions . • Investments : i ) Seara inaugurated its industrial complex in Rolândia (PR), the largest and most automated chicken breaded and hot dog facility in Latin America ; (ii) JBS USA Pork began production at its first Italian specialty meats plant in North America, continuing the strategy of adding value to the Company's portfolio ; (iii) BioTech Foods began construction of its first commercial - scale cultured meat plant in Spain and the first R&D center for cultured protein in Florianópolis ; • Shareholder Compensation : Payment of interim dividends in the amount of R $ 2 . 2 billion, representing R $ 1 per share, attributed to the minimum mandatory dividends for the 2023 fiscal year . JBS (JBSS3) Price on 03.26.2024 R$22.42 Market Value on 03.26.2024 R$49.7 Billion Total Shares : 2,218,116,370 IR Contact Guilherme Cavalcanti Christiane Assis Pedro Bueno Felipe Brindo Vitor Figueira Amanda Harumi ri_ir@jbs.com.br

2 JBS BEEF NORTH AMERICA Net Revenue : US $ 23 . 3 bn (+ 5 . 6 % y/y) Adjusted EBITDA : US $ 114 . 2 mn ( - 94 . 5 % y/y) EBITDA Margin : 0 . 5% ( - 8 . 9 p . p . y/y) JBS USA PORK Net Revenue : US $ 7 . 7 bn ( - 5 . 4 % y/y) Adjusted EBITDA : US $ 526 . 9 mn ( - 30 . 3 % y/y) EBITDA Margin : 6 . 9% ( - 2 . 4 p . p . y/y) PPC Net Revenue : US $ 17 . 3 bn ( - 0 . 6 % y/y) Adjusted EBITDA : US $ 1 . 5 bn ( - 26 . 3 % y/y) EBITDA Margin : 8 . 9% ( - 3 . 1 p . p . y/y) SEARA Net Revenue : US $ 8 . 3 bn ( - 0 . 6 % y/y) Adjusted EBITDA : US $ 364 . 5 mn ( - 59 . 4 % y/y) EBITDA Margin : 4 . 4% ( - 6 . 3 p . p . y/y) JBS BRASIL Net Revenue : US $ 11 . 1 bn ( - 2 . 4 % y/y) Adjusted EBITDA : US $ 469 . 3 mn (+ 0 . 1 % y/y) EBITDA Margin : 4 . 2% (+ 0 . 1 p . p . y/y) JBS AUSTRALIA Net Revenue : US $ 6 . 2 bn ( - 1 . 8 % y/y) Adjusted EBITDA : US $ 454 . 7 mn ( 2 . 4 % y/y . ) EBITDA Margin : 7 . 3% (+ 0 . 3 p . p . y/y) Net Revenue : US $ 73 bn (+ 0 . 4 % y/y) Adjusted EBITDA : US $ 3 . 5 bn ( - 48 . 6 % y/y) Adjusted EBITDA Margin : 4 . 7% ( - 4 . 5 p . p . y/y) Net Results : - US $ 199 mn Free Cash Flow : US $ 448 mn (vs . - US $ 30 mn in 2022 ) JBS BEEF NORTH AMERICA Net Revenue : US $ 6 . 3 bn (+ 15 . 0 % y/y) Adjusted EBITDA : - US $ 98 . 6 mn EBITDA Margin : - 1 . 6% ( - 5 . 2 p . p . y/y) JBS USA PORK Net Revenue : US $ 2 . 1 bn (+ 4 . 3 % y/y) Adjusted EBITDA : US $ 195 . 2 mn (+ 1 . 5 % y/y) EBITDA Margin : 9 . 3% ( - 0 . 3 p . p . y/y) PPC Net Revenue : US $ 4 . 5 bn (+ 9 . 7 % y/y) Adjusted EBITDA : US $ 442 . 2 mn (+ 160 . 4 % y/y) EBITDA Margin : 9 . 8% (+ 5 . 7 p . p . y/y) SEARA Net Revenue : US $ 2 . 1 bn (+ 0 . 5 % y/y) Adjusted EBITDA : US $ 135 . 3 mn (+ 1 . 1 % y/y) EBITDA Margin : 6 . 4% ( 0 . 0 p . p . y/y) JBS BRASIL Net Revenue : US $ 3 . 0 bn (+ 10 . 8 % y/y) Adjusted EBITDA : US $ 176 . 4 mn (+ 172 . 8 % y/y) EBITDA Margin : 5 . 9% (+ 3 . 5 p . p . y/y) JBS AUSTRALIA Net Revenue : US $ 1 . 7 bn (+ 10 . 4 % y/y) Adjusted EBITDA : US $ 178 . 4 mn (+ 48 . 6 % y/y . ) EBITDA Margin : 10 . 3% (+ 2 . 7 p . p . y/y) Net Revenue : US $ 19 . 4 bn (+ 10 . 1 % y/y) Adjusted EBITDA : US $ 1 . 0 bn (+ 18 . 4 % y/y) Adjusted EBITDA Margin : 5 . 3% (+ 0 . 4 p . p . y/y) Net Results : US $ 17 mn ( - 96 . 3 % y/y) Free Cash Flow : US $ 875 mn (+ 590 . 1 % y/y) CONSOLIDATED HIGHLIGHTS CONSOLIDATED 2023 CONSOLIDATED 4Q23 2023 4Q23

Year after year, we have emphasized the importance of our global platform . In the face of challenging conditions like those we encountered in 2023 , this platform has proven its strength . It has allowed us to continue generating cash and distributing dividends . Despite the persistent negative effects of the cattle cycle in the United States, the operational management measures adopted last year and the improvement in the medium - term outlook enable us to enter 2024 on the path of margin recovery . Our focus on operational excellence was key to correcting the course of two of our businesses that underperformed in 2023 : USA Beef and Seara . We identified issues and took action to adopt management measures based on our culture, with a focus on people and discipline in execution . The results of these measures are already being felt . The outlook at Seara for 2024 is positive, with significant improvement already seen in the first quarter of the year, which is traditionally challenging for the sector . Seara is now well - positioned to reap the rewards of investments in expansion made in recent years . Our multi - protein and multi - geography strategy puts us in an unmatched position in the global industry . This diversity allows us to capitalize on the cattle cycle upswing in Brazil and Australia, while our American operation faces margin declines due to current market conditions . In Australia, the improved outlook is reflected in a significant increase in margin in the fourth quarter of 2023 compared to the same period last year . In Brazil, where the situation is similar, significant growth in cattle processing volume, increased value - added product sales, the authorization of new plants to supply the Chinese market, as well as improved profitability of exports offer promising prospects for the beef business in the short and long term . The chicken and pork businesses faced persistent pressure on production costs throughout 2023 but are already benefiting from the normalization of grain prices, as evidenced by the results of Pilgrim's and USA Pork . The recovery of margins in these businesses also reflects a better balance of supply and demand . Pilgrim's margins saw strong growth, rising from 1 . 5 % in the fourth quarter of 2022 to 6 . 8 % in the fourth quarter of 2023 . Similarly, USA Pork results jumped from 4 . 8 % to 9 % in the same period . Through our global platform, we operate successfully in all relevant proteins . With results exceeding expectations, our growth in aquaculture reaffirms our belief that we will replicate what we have done previously with chicken, pork and value - added products . In 2024 , we will complete a cultivated protein facility in San Sebastián , Spain . We are also building the JBS Biotech Innovation Center in Brazil, which is a Research, Development, and Innovation Biotechnology Center . We are a food company, and our focus is to meet consumer demand for all types of protein . In 2023 , we once again demonstrated our financial strength . The maintenance of our healthy cash generation allowed us to distribute US $ 448 million in dividends for the year, creating value for our shareholders . We reduced our gross debt by US $ 1 . 6 billion, from the third quarter to the fourth quarter, which is something we plan to continue in 2024 . As a result of our financial discipline, we began the Company's deleveraging process at the end of 2023 , decreasing the leverage ratio from 4 . 87 x in the third quarter to 4 . 42 x in the fourth quarter . We remain confident in our long - term strategy : we will continue to reinforce our diversified platform, both geographically and by protein type, investing in strong brands, value - added products, and strategic partnerships with our customers . This set of actions is crucial for increasing margins and reducing volatility . The investments we made in 2023 are significant milestones that support this direction . In Brazil, we opened two new factories in the state of Paraná that will allow Seara to advance its expansion strategy in value - added products . Similarly, we commenced operations at the new Principe Italian meats facility in Columbia, Missouri, and invested in our King's Lynn pork unit in the UK to make it a center of excellence in cold cuts . JBS has demonstrated resilience and strength over its 70 years . The company's diversified platform, commitment to excellence, innovation, and sustainability, focus on people and culture, and the impending dual listing in Brazil and the United States put the company in a unique position to embark on a new cycle of accelerated growth and shareholder returns . MESSAGE FROM THE CEO Gilberto Tomazoni, Global CEO JBS 3

6,722 3,458 9.2% 4.7% 72,614 72,918 2022 2023 ($198.9Mn) Note: graphs in millions . 2022 2023 4 2022 2023 2,997 (199) (30) 448 2022 2023 $3.5Bn $72.9 Bn $447.9Mn CONSOLIDATED HIGHLIGHTS NET REVENUE ADJUSTED EBITDA NET RESULTS FREE CASH FLOW

447 17 127 875 4Q22 4Q23 CONSOLIDATED HIGHLIGHTS Note: graphs in millions . NET REVENUE ADJUSTED EBITDA 4Q22 4Q23 NET PROFIT FREE CASH FLOW 5 17,669 19,449 4Q22 4Q23 870 1,030 4.9% 5.3% 4Q22 4Q23 $874.9Mn $16.7Mn $1.0Bn $19.4Bn

CONSOLIDATED HIGHLIGHTS 4Q23 & 2023

US$ Million	4Q23 US$	4Q23 % NR	3Q23 US$	3Q23 % NR	Δ% 4Q23 vs 3Q23	4Q22 US$	4Q22 % NR	Δ% 4Q23 vs 4Q22	2023 US$	2023 % NR	2022 US$	2022 % NR	Δ% 2023 vs 2022
Net Revenue	**19,449.1**	**100.0%**	**18,729.7**	**100.0%**	**3.8%**	**17,669.2**	**100.0%**	**10.1%**	**72,918.1**	**100.0%**	**72,613.9**	**100.0%**	**0.4%**
Cost of Goods Sold	(17,209.3)	-88.5%	(16,465.0)	-87.9%	4.5%	(15,635.6)	-88.5%	10.1%	(64,951.0)	-89.1%	(61,070.2)	-84.1%	6.4%
Gross Profit	**2,239.8**	**11.5%**	**2,264.7**	**12.1%**	**-1.1%**	**2,033.5**	**11.5%**	**10.1%**	**7,967.2**	**10.9%**	**11,543.7**	**15.9%**	**-31.0%**
Selling Expenses	(1,206.7)	-6.2%	(1,129.0)	-6.0%	6.9%	(1,201.0)	-6.8%	0.5%	(4,594.3)	-6.3%	(4,681.7)	-6.4%	-1.9%
General and Adm. Expenses	(694.5)	-3.6%	(595.6)	-3.2%	16.6%	(533.4)	-3.0%	30.2%	(2,315.1)	-3.2%	(2,290.0)	-3.2%	1.1%
Net Financial Income (expense)	(340.5)	-1.8%	(376.8)	-2.0%	-9.6%	(406.0)	-2.3%	-16.1%	(1,353.4)	-1.9%	(1,241.7)	-1.7%	9.0%
Equity in earnings of subsidiaries	(0.3)	0.0%	4.0	0.0%	-	1.8	0.0%	-116.2%	9.5	0.0%	11.8	0.0%	-19.2%
Other Income (expense)	19.9	0.1%	(5.2)	0.0%	-	172.1	1.0%	-88.4%	26.4	0.0%	211.4	0.3%	-87.5%
Profit (loss) before taxes	**17.7**	**0.1%**	**162.1**	**0.9%**	**-89.1%**	**67.2**	**0.4%**	**-73.6%**	**(259.7)**	**-0.4%**	**3,553.5**	**4.9%**	**-107.3%**
Income and social contribution taxes	24.2	0.1%	(20.6)	-0.1%	-	354.2	2.0%	-93.2%	128.0	0.2%	(410.0)	-0.6%	-131.2%
Minority interest	(25.3)	-0.1%	(24.2)	-0.1%	4.7%	25.7	0.1%	-198.3%	(67.1)	-0.1%	(146.0)	-0.2%	-54.0%
Net Income (Loss)	**16.7**	**0.1%**	**117.3**	**0.6%**	**-85.8%**	**447.1**	**2.5%**	**-96.3%**	**(198.9)**	**-0.3%**	**2,997.5**	**4.1%**	**-106.6%**
Adjusted EBITDA	**1,030.5**	**5.3%**	**1,108.4**	**5.9%**	**-7.0%**	**870.4**	**4.9%**	**18.4%**	**3,457.9**	**4.7%**	**6,722.0**	**9.2%**	**-48.6%**
Earnings per Share	**0.01**		**0.04**		**-79.8%**	**0.20**		**-96.3%**	**n.a.**		**1.35**		**-**

NET REVENUE

In 4Q23, JBS recorded a consolidated net revenue of US$19.4 billion, which represents an increase of 10% compared to 4Q22.

During the period, around 76% of JBS' global sales were made in the domestic markets in which the Company operates and 24% through exports.

In 2023, net revenue reached US$72.9 billion.

ADJUSTED EBITDA

In 4Q23, JBS's adjusted EBITDA reached US$1.0 billion, a growth of 18.4% y/y, while the EBITDA margin reached 5.3%, an increase of 40 basis points compared to the previous year.

In 2023, adjusted EBITDA reached U$3.5 billion, a 49% reduction compared to the previous year, given the oversupply of global protein as well as high prices of grains primarily during the 1H23. From the second half of the year onwards, results improved with a better balance in the supply demand equation for hogs and poultry in North America as well as poultry in Brazil, in addition to a reduction in the price of grains throughout the second semester. For the year, the adjusted EBITDA margin was 4.7%.

US$ Million	4Q23	3Q23	Δ%	4Q22	Δ%	2023	2022	Δ%
Net income for the period (including minority interest)	**42.0**	**141.5**	**-70.3%**	**421.3**	**-90.0%**	**(131.7)**	**3,143.5**	**-**
Financial income (expense), net	340.5	376.8	-9.6%	406.0	-16.1%	1,353.4	1,241.7	9.0%
Current and deferred income taxes	(24.2)	20.6	-	(354.2)	-93.2%	(128.0)	410.0	-
Depreciation and amortization	577.3	535.9	7.7%	499.5	15.6%	2,149.1	1,907.9	12.6%
Equity in subsidiaries	0.3	(4.0)	-	(1.8)	-	(9.5)	(11.8)	-
(=) EBITDA	**935.8**	**1,070.8**	-12.6%	**970.8**	-3.6%	**3,233.2**	**6,691.3**	-51.7%
Other income / expenses	14.4	22.5	-36.0%	(41.8)	-	24.5	(18.3)	-
Reestructuring	7.4	1.8	320.8%	28.0	-73.6%	53.3	0.0	-
Asset Impairment	5.4	(0.9)	-	0.0	-	26.3	17.4	51.0%
Net indemnity J&F*	0.0	0.0	-	(93.8)	-	0.0	(93.8)	-
Antitrust Agreements	60.3	10.5	474.3%	4.7	1181.8%	102.5	101.4	1.0%
Donations and social projects	7.1	3.7	91.5%	2.5	188.4%	18.2	23.9	-24.1%
(=) Adjusted EBITDA	**1,030.5**	**1,108.4**	**-7.0%**	**870.4**	**18.4%**	**3,457.9**	**6,722.0**	**-48.6%**

* Value Net of PIS/COFINS

JBS
6

NET FINANCIAL RESULT In 4 Q 23 , the net debt financial expense was US $ 285 million . In 2023 , this amount was US $ 1 . 1 billion . NET RESULTS In 4 Q 23 , JBS recorded a net profit of US $ 16 . 7 million and a loss of US $ 198 . 9 million for the year . CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW In 4 Q 23 and 2023 , cash flow from operating activities was US $ 1 . 7 billion and US $ 3 . 5 billion, respectively . Free cash flow, after addition of fixed assets, interest paid and received, and leasing was US $ 875 million in the quarter and US $ 448 million in the year . It is important to highlight that, as of 4 Q 23 , JBS began to include leasing expenses in the calculation of free cash flow, aiming to more accurately represent the Company's cash generation and be more in line with the variation in net debt . NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES In 4 Q 23 and 2023 , the total value of cash flow from JBS' investment activities was US $ 346 million and US $ 1 . 4 billion, respectively, with the main investment being the addition of fixed assets (CAPEX) in both periods . 7 CONSOLIDATED HIGHLIGHTS US$ Million 4Q23 3Q23 ∆% 4Q22 ∆% 2023 2022 ∆% Exchange rate variation (45.6) 45.8 - (22.4) 103.6% 57.5 415.6 -86.2% Fair value adjustments on derivatives 139.4 (57.0) - (73.4) - 82.9 (343.6) - Interest expense¹ (486.4) (428.8) 13.4% (363.6) 33.8% (1,732.9) (1,342.5) 29.1% Interest income¹ 101.7 77.5 31.1% 65.6 55.0% 326.4 268.4 21.6% Taxes, contribution, fees and others (49.6) (14.5) 243.1% (12.2) 305.4% (87.4) (239.6) -63.5% Finance income (expense) (340.5) (376.8) -9.6% (406.0) -16.1% (1,353.4) (1,241.7) 9.0% Interest expenses from loans and financings (328.6) (285.5) 15.1% (250.2) 31.3% (1,179.4) (909.9) 29.6% Interest income from investments 44.0 24.3 81.5% 17.3 154.7% 105.6 68.5 54.2% Net debt financial expense¹ (284.6) (261.2) 8.9% (233.0) 22.2% (1,073.8) (841.5) 27.6% ¹Includes interest expense on loans and financing included under passive interest, and interest on financial investments incl ude d under active interest.

NET DEBT BRIDGE The 2023 Net Debt ended at US $ 15 . 3 billion, an increase of US $ 123 million in the annual comparison . The main impacts that offset the EBITDA of US $ 3 . 5 billion were : ( i ) Capex in the amount of US $ 1 . 5 billion ; (ii) accrued interest in the amount of US $ 1 . 1 billion ; (iii) payment of US $ 448 million in dividends ; and (iv) US $ 429 million from commercial leasing . Additionally, the improvement in working capital of US $ 616 million was partially offset by the investment in biological assets of US $ 530 million INDEBTEDNESS JBS ended the quarter with US $ 4 . 7 billion in cash and has US $ 3 . 3 billion available in revolving credit lines, without collateral, of which US $ 2 . 9 billion is at JBS USA and US $ 450 million is at JBS Brasil . Thus, the Company's total availability is US $ 8 billion . At the end of the year, net debt was US $ 15 . 3 billion, an increase of approximately US $ 123 million when compared to the end of 2022 . However, JBS ended the quarter with its leverage in dollars of 4 . 42 x, a reduction compared to the previous quarter given the operational improvement throughout the quarter . 8 (US$ million ) 2.26x (3.458) 4.42x CONSOLIDATED HIGHLIGHTS 4Q23 3Q23 ∆% 4Q22 ∆% Gross Debt 19,999.1 21,589.9 -7.4% 17,700.1 13.0% (+) Short Term Debt 891.6 1,845.1 -51.7% 1,577.0 -43.5% % of the Gross Debt 4% 9% 9% 0.0% (+) Long Term Debt 19,107.6 19,744.9 -3.2% 16,123.1 18.5% % of the Gross Debt 95.5% 91.5% 91.1% 0.0% (-) Cash and Equivalents 4,702.0 5,536.6 -15.1% 2,526.4 86.1% Net Debt 15,297.2 16,053.3 -4.7% 15,173.7 0.8% Leverage 4.42x 4.87x 2.26x US$ Million

USD² 86.3% BRL 13.7% 10,74% p.a. 5,13% p.a. Bonds 84% Banks 5% CRA 11% SOURCE BREAKDOWN CURRENCY & COST BREAKDOWN 9 4,702 4,136 1,103 713 1,904 2,943 2,996 2,109 166 478 2,415 883 2,882 566 2,882 450 450 Cash and Equivalents Payments After 12/31/23 Until 02/29/24 Proforma Short Term 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 to 2038 2039 to 2051 2052 2053 Proforma Debt Amortization Schedule (US$ Million)¹ Cash and Equivalents Revolving credit facilities USD 2.9 bn in the US Revolving credit facilities USD 450 mn in Brazil Average Term Proforma 11 yrs Average Proforma Cost 5.73% p.a . 794 97 151 20 6 13 104 1,089 0,1 207 1,808 Payments After 12/31/23 Until 02/29/24 PROFORMA INDEBTEDNESS ¹ Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil ² Includes debts in other currencies, such as Euros and Canadian Dollars CONSOLIDATED HIGHLIGHTS

BUSINESS UNITS 4Q23 & 2023

BUSINESS UNITS – IFRS US$

Million		4Q23	3Q23	Δ%	4Q22	Δ%	2023	2022	Δ%
Net Revenue									
Seara	US$	2,110.1	2,091.6	0.9%	2,099.1	0.5%	8,272.5	8,324.2	-0.6%
JBS Brazil	US$	3,009.0	2,959.0	1.7%	2,715.4	10.8%	11,141.2	11,414.4	-2.4%
JBS Beef North America	US$	6,272.9	5,953.2	5.4%	5,453.6	15.0%	23,303.1	22,069.1	5.6%
JBS Australia	US$	1,730.1	1,575.2	9.8%	1,567.1	10.4%	6,209.0	6,323.3	-1.8%
JBS USA Pork	US$	2,102.3	2,026.6	3.7%	2,016.0	4.3%	7,713.8	8,153.1	-5.4%
Pilgrim's Pride	US$	4,524.6	4,356.4	3.9%	4,124.1	9.7%	17,348.0	17,455.1	-0.6%
Others	US$	251.3	140.7	78.6%	189.1	32.8%	893.5	842.0	6.1%
Eliminations	US$	-551.2	-372.9	47.8%	-495.2	11.3%	-1,962.9	-1,967.2	-0.2%
Total	**US$**	**19,449.1**	**18,729.7**	**3.8%**	**17,669.2**	**10.1%**	**72,918.1**	**72,613.9**	**0.4%**
Adjusted EBITDA									
Seara	US$	135.3	116.1	16.6%	133.9	1.1%	364.5	896.7	-59.4%
JBS Brazil	US$	176.4	99.3	77.8%	64.7	172.8%	469.3	468.9	0.1%
JBS Beef North America	US$	-98.6	103.0	-	195.4	-	114.2	2,081.7	-94.5%
JBS Australia	US$	178.4	136.2	31.0%	120.1	48.6%	454.7	443.9	2.4%
JBS USA Pork	US$	195.2	209.2	-6.7%	192.2	1.5%	526.9	756.3	-30.3%
Pilgrim's Pride	US$	442.2	449.8	-1.7%	169.8	160.4%	1,536.0	2,084.6	-26.3%
Others	US$	2.2	-4.4	-	-5.2	-	-5.2	-7.9	-34.0%
Eliminations	US$	-0.8	-0.6	26.0%	-0.6	35.6%	-2.6	-2.2	18.8%
Total	**US$**	**1,030.5**	**1,108.4**	**-7.0%**	**870.4**	**18.4%**	**3,457.9**	**6,722.0**	**-48.6%**
Adjusted EBITDA Margin									
Seara	%	6.4%	5.5%	0.9 p.p.	6.4%	0.0 p.p.	4.4%	10.7%	-6.4 p.p.
JBS Brazil	%	5.9%	3.4%	2.5 p.p.	2.4%	3.5 p.p.	4.2%	4.1%	0.1 p.p.
JBS Beef North America	%	-1.6%	1.7%	-3.3 p.p.	3.6%	-5.2 p.p.	0.5%	9.4%	-8.9 p.p.
JBS Australia	%	10.3%	8.6%	1.7 p.p.	7.7%	2.7 p.p.	7.2%	7.0%	0.2 p.p.
JBS USA Pork	%	9.3%	10.3%	-1.0 p.p.	9.5%	-0.3 p.p.	6.8%	9.3%	-2.6 p.p.
Pilgrim's Pride	%	9.8%	10.3%	-0.6 p.p.	4.1%	5.7 p.p.	8.8%	11.9%	-3.0 p.p.
Others	%	0.9%	-3.2%	4.0 p.p.	-2.7%	3.6 p.p.	-0.6%	-0.9%	0.4 p.p.
Total	**%**	**5.3%**	**5.9%**	**-0.6 p.p.**	**4.9%**	**0.4 p.p.**	**4.7%**	**9.2%**	**-4.5 p.p.**

BUSINESS UNITS– USGAAP US$

Million		4Q23	3Q23	Δ%	4Q22	Δ%	2023	2022	Δ%
Net Revenue									
JBS Beef North America	US$	6,272.9	5,953.2	5.4%	5,453.6	15.0%	23,303.0	22,069.1	5.6%
JBS Australia	US$	1,730.1	1,575.2	9.8%	1,567.1	10.4%	6,209.0	6,323.3	-1.8%
JBS USA Pork	US$	2,102.2	2,026.6	3.7%	2,015.9	4.3%	7,713.8	8,153.0	-5.4%
Pilgrim's Pride	US$	4,528.3	4,360.2	3.9%	4,127.4	9.7%	17,362.2	17,468.4	-0.6%
Adjusted EBITDA									
JBS Beef North America	US$	-141.2	93.2	-	112.8	-	12.2	1,932.0	-99.4%
JBS Australia	US$	172.1	103.6	66.2%	78.5	119.3%	423.7	337.1	25.7%
JBS USA Pork	US$	188.3	190.3	-1.0%	96.5	95.1%	472.0	589.6	-19.9%
Pilgrim's Pride	US$	309.5	324.0	-4.5%	62.9	392.4%	1,034.2	1,648.4	-37.3%
Adjusted EBITDA Margin									
JBS Beef North America	%	-2.3%	1.6%	-3.8 p.p.	2.1%	-4.3 p.p.	0.1%	8.8%	-8.7 p.p.
JBS Australia	%	9.9%	6.6%	3.4 p.p.	5.0%	4.9 p.p.	6.8%	5.3%	1.5 p.p.
JBS USA Pork	%	9.0%	9.4%	-0.4 p.p.	4.8%	4.2 p.p.	6.1%	7.2%	-1.1 p.p.
Pilgrim's Pride	%	6.8%	7.4%	-0.6 p.p.	1.5%	5.3 p.p.	6.0%	9.4%	-3.5 p.p.

JBS 10

BUSINESS UNITS 4Q23 & 2023

SEARA

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
IFRS - US$ Million	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**2,110.1**	**100.0%**	**2,091.6**	**100.0%**	**0.9%**	**2,099.1**	**100.0%**	**0.5%**	**8,272.5**	**100.0%**	**8,324.2**	**100.0%**	**-0.6%**
Cost of Goods Sold	(1,754.7)	-83%	(1,765.0)	-84%	-0.6%	(1,762.1)	-84%	-0.4%	(7,060.4)	-85%	(6,574.2)	-79%	7.4%
Gross Profit	355.4	17%	326.5	16%	8.8%	337.0	16%	5.5%	1,212.1	15%	1,750.0	21%	-30.7%
Adjusted EBITDA	**135.3**	**6.4%**	**116.1**	**5.5%**	**16.6%**	**133.9**	**6.4%**	**1.1%**	**364.5**	**4.4%**	**896.7**	**10.7%**	**-59.4%**

In 4Q23, Seara recorded a net revenue of US$2.1 billion, an increase of 1% compared to 4Q22, and in 2023 net revenue reached US$8.3 billion, a reduction of 0.6% in the annual comparison. For both the quarter and the full year, net revenue was impacted by lower average prices, despite higher volumes sold.

Sales in the domestic market, which accounted for 52% of the unit's revenue in 4Q23, totaled R$5.5 billion, 6% lower than 4Q22, reflecting lower prices in the period. On the other hand, sales records were broken for Christmas products. The Fiesta brand grew 38% in volume in 2023, more than double the market, which grew 14%. For the year, net revenue was R$20.8 billion, stable in relation to the same period of the previous year. Throughout the year, Seara continued with its strategy of strengthening its brand, reaping good results: 8 out of 10 Brazilian households that purchased the Seara brand also repurchased it in 2023. Furthermore, it is the most present brand in Brazilian homes in the Lasagna, Bacon and Hamburger categories.

In the foreign market, net revenue in dollars reached US$1 billion, representing an increase of 1% compared to 4Q22, driven by a 3% growth in volumes sold. However, throughout the year, net revenue totaled US$4.1 billion (-5% y/y), influenced by the 10% reduction in average prices, as a result of the global excess of poultry, mainly during the first half of the year.

The year 2023 was very challenging. Despite continuous margin improvements quarter over quarter, the result was below expectations. We faced both internal and external challenges, particularly due to the global oversupply of poultry in the first half of the year and high production costs, given the high price of grains, challenges in the farming part of the business, and lower dilution of fixed costs reflecting the ramp-up of new plants. However, we remained focused on the business fundamentals: brands, innovation, commercial execution, and manufacturing efficiency. Although the year started with significant challenges, we managed to end it on a positive trend, leaving us optimistic for a considerably better 2024.



JBS 11

BUSINESS UNITS 4Q23 & 2023

JBS BRASIL

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**3,009.0**	***100.0%***	**2,959.0**	***100.0%***	**1.7%**	**2,715.4**	***100.0%***	**10.8%**	**11,141.2**	***100.0%***	**11,414.4**	***100.0%***	**-2.4%**
Cost of Goods Sold	(2,483.7)	-83%	(2,508.1)	-85%	-1.0%	(2,349.1)	-87%	5.7%	(9,427.0)	-85%	(9,696.6)	-85%	-2.8%
Gross Profit	525.3	17%	450.9	15%	16.5%	366.3	13%	43.4%	1,714.2	15%	1,717.7	15%	-0.2%
Adjusted EBITDA	**176.4**	***5.9%***	**99.3**	***3.4%***	**77.8%**	**64.7**	***2.4%***	**172.8%**	**469.3**	***4.2%***	**468.9**	***4.1%***	**0.1%**

In 4Q23, JBS Brasil recorded net revenue of US$3 billion (+11% y/y), this growth mainly reflects higher volumes sold. For the year, net revenue was US$11.1 billion (-2% y/y), given the reduction in prices in both the domestic and international markets.

In the domestic market, revenue in the fresh beef category grew 12% in 4Q23 and 3% y/y in 2023, both as a result of higher volumes sold in the period. This growth is mainly attributed to the favorable livestock cycle, resulting in greater availability of animals for slaughter. According to the IBGE (Brazilian Institute of Geography and Statistics), total cattle slaughter growth for the year was approximately 14% y/y and for the quarter approximately 20% y/y. Throughout the year, the Company maintained its focus on commercial execution, increasing and improving the level of service with partners in the Friboi+ program, bringing the Friboi and Swift brands closer to consumers and improving the supply of products with greater added value.

In 2023, sales to the foreign market demonstrated higher volatility between quarters. The beginning of the year was marked by a self-embargo on beef exports to China following the confirmation of an atypical case of bovine spongiform encephalopathy (BSE), negatively impacting prices and volumes. With the end of the embargo, the second quarter benefited from the reopening of exports to the Chinese market, in addition to a more favorable international market. With the better beef cycle, as previously mentioned, the second half of the year was marked by lower prices, but with higher sales volume. Therefore, net revenue grew 19% y/y in 4Q23, but fell 9% in yearly comparison.

EBITDA totaled US$176 million, with an EBITDA margin of 5.9% in 4Q23 and US$469 million, with an EBITDA margin of 4.2% in 2023. It is worth mentioning that the profitability of this business unit also benefited from a lower price of purchasing cattle. According to data published by CEPEA-ESALQ, the price of live cattle during the quarter was approximately R$240/arroba (-17% y/y) and for the year R$254/arroba (-20% y/y).

In 2023, in a survey carried out by the Datafolha Institute in thousands of Brazilian homes, the Friboi brand was once again Top of Mind, that is, the most remembered and preferred brand by the Brazilian consumer. Friboi won the meat category for the fourth time and consolidated itself as the absolute leader in this category.

Friboi

Swift



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

JBS

12

JBS BEEF NORTH AMERICA In IFRS and US $ , net revenue for 4 Q 23 was US $ 6 . 3 billion, an increase of 15 % compared to 4 Q 22 , with a negative adjusted EBITDA of US $ 98 . 6 million and a negative EBITDA margin of 1 . 6% . In 2023 , net revenue was US $ 23 . 3 billion, an increase of 6 % compared to 2022 , while adjusted EBITDA was US $ 114 . 2 million, with a margin of 0 . 5% . In US GAAP and US $ , net revenue was US $ 6 . 3 billion in 4 Q 23 , an increase of 15 % compared to 4 Q 22 and adjusted EBITDA was negative at US $ 141 . 2 million, with a negative margin of 2 . 3% . In the year, net revenue was US $ 23 . 3 billion, an increase of 5 . 6 % compared to 2022 and adjusted EBITDA was US $ 12 . 2 million, with a 0 . 1 % margin . Both for the year and for the quarter, beef margins in North America suffered a relevant impact compared to the previous year, as a result of the cattle cycle in the region, reducing the availability of animals for slaughter and significantly increasing costs . According to data released by the USDA, cattle prices remained at high levels, growing 16 % y/y in 4 Q 23 and 21 % y/y in 2023 . Therefore, as the price of cattle represents 85 % of the cost of goods sold, and growth in costs was higher than the growth in the cutout, profitability came under pressure for the period . For the year, US beef exports fell 16 % y/y, according to the USDA, mainly due to a restricted supply combined with lower Asian demand . The top 3 US destinations continue to be South Korea, China and Japan . ¹The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1 Q 19 and different inventory accounting criteria : in IFRS, inventories are accounted for at average cost, while in US GAAP they are marked to market . Volume and price calculations do not consider the impact of acquisitions . 13 BUSINESS UNITS IFRS - US$ Million ∆% ∆% ∆% IFRS - US$ Million US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR US$ % NR YoY Net Revenue 6,272.9 100.0% 5,953.2 100.0% 5.4% 5,453.6 100.0% 15.0% 23,303.1 100.0% 22,069.1 100.0% 5.6% Cost of Goods Sold (6,120.3) -98% (5,589.9) -94% 9.5% (4,969.8) -91% 23.1% (22,178.9) -95% (18,830.9) -85% 17.8% Gross Profit 152.6 2% 363.3 6% -58.0% 483.8 9% -68.5% 1,124.2 5% 3,238.2 15% -65.3% Adjusted EBITDA (98.6) -1.6% 103.0 1.7% - 195.4 3.6% - 114.2 0.5% 2,081.7 9.4% -94.5% 20234Q23 3Q23 4Q22 2022 USGAAP¹ - US$ Million ∆% ∆% ∆% USGAAP¹ - US$ Million US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR US$ % NR YoY Net Revenue 6,272.9 100.0% 5,953.2 100.0% 5.4% 5,453.6 100.0% 15.0% 23,303.0 100.0% 22,069.1 100.0% 5.6% Cost of Goods Sold (6,369.6) -102% (5,796.3) -97% 9.9% (5,291.2) -97% 20.4% (23,106.6) -99% (19,931.3) -90% 15.9% Gross Profit (96.7) -2% 156.9 3% - 162.4 3% - 196.4 1% 2,137.8 10% -90.8% Adjusted EBIT (189.9) -3.0% 49.3 0.8% - 65.5 1.2% - (163.3) -0.7% 1,766.2 8.0% - Adjusted EBITDA (141.2) -2.3% 93.2 1.6% - 112.8 2.1% - 12.2 0.1% 1,932.0 8.8% -99.4% 4Q23 3Q23 4Q22 2023 2022

BUSINESS UNITS 4Q23 & 2023

JBS AUSTRALIA

IFRS - US$ Million	4Q23 US$	4Q23 % NR	3Q23 US$	3Q23 % NR	Δ% QoQ	4Q22 US$	4Q22 % NR	Δ% YoY	2023 US$	2023 % NR	2022 US$	2022 % NR	Δ% YoY
Net Revenue	1,730.1	100.0%	1,575.2	100.0%	9.8%	1,567.1	100.0%	10.4%	6,209.0	100.0%	6,323.3	100.0%	-1.8%
Cost of Goods Sold	(1,419.0)	-82%	(1,344.5)	-85%	5.5%	(1,372.2)	-88%	3.4%	(5,368.9)	-86%	(5,553.0)	-88%	-3.3%
Gross Profit	311.1	18%	230.7	15%	34.8%	194.9	12%	59.6%	840.1	14%	770.3	12%	9.1%
Adjusted EBITDA	178.4	10.3%	136.2	8.6%	31.0%	120.1	7.7%	48.6%	454.7	7.2%	443.9	7.0%	2.4%

USGAAP[1] - US$ Million	4Q23 US$	4Q23 % NR	3Q23 US$	3Q23 % NR	Δ% QoQ	4Q22 US$	4Q22 % NR	Δ% YoY	2023 US$	2023 % NR	2022 US$	2022 % NR	Δ% YoY
Net Revenue	1,730.1	100.0%	1,575.2	100.0%	9.8%	1,567.1	100.0%	10.4%	6,209.0	100.0%	6,323.3	100.0%	-1.8%
Cost of Goods Sold	(1,531.5)	-89%	(1,448.6)	-92%	5.7%	(1,480.5)	-94%	3.4%	(5,701.3)	-92%	(5,912.1)	-93%	-3.6%
Gross Profit	198.6	11%	126.6	8%	56.8%	86.6	6%	129.3%	507.7	8%	411.2	7%	23.5%
Adjusted EBIT	147.8	8.5%	82.1	5.2%	80.1%	50.0	3.2%	195.7%	332.8	5.4%	246.3	1.1%	35.1%
Adjusted EBITDA	172.1	9.9%	103.6	6.6%	66.2%	78.5	5.0%	119.3%	423.7	6.8%	337.1	5.3%	25.7%

Considering the results in IFRS and US$, net revenue for 4Q23 was US$1.7 billion (+10% y/y) and US$6.2 billion (-2% y/y) for 2023. Adjusted EBITDA was US$178.4 million for 4Q23, with an EBITDA margin of 10.3%, and for the year it was US$454.7 million, with an EBITDA margin of 7.2%.

In US GAAP and US$, net revenue was US$1.7 billion (+10% y/y) for 4Q23 and US$6.2 billion (-2% y/y) for 2023. Adjusted EBITDA was US$172.1 million for 4Q23, with an EBITDA margin of 9.9%, and for the year US$423.7 million, with an EBITDA margin of 6.8%. For the quarter, revenue growth was the result of higher volumes sold, reflecting the greater availability of cattle in the market. However, for the year, the growth in volumes sold was not enough to offset the reduction in prices in the domestic and international markets.

The volume of the beef business grew 11% compared to 4Q22, due to the growth in sales in both the domestic and export markets. In 2023, net revenue was 3% lower compared to 2022, as a result of lower prices in the domestic and international markets. However, the improvement in EBITDA margin for both periods is a reflection of lower cattle prices, given the greater availability of animals due to the more favorable cycle. According to MLA (Meat & Livestock Australia), the price of cattle in Australia fell 55% y/y in 4Q22 and 47% y/y in 2023.

In relation to the aquaculture business, the growing profitability in the quarter and year is due to increased operational efficiencies.

Net revenue from the pork business continues to grow as a result of the improvement in prices in the quarter. This year's growth is a reflection of the program to improve herd health and better carcass optimization.

Primo, the prepared foods unit, recorded an increase in average prices in the quarter and year, but this was offset by lower volumes sold, a result of weaker demand in the face of inflationary pressure.


Primo
champagne
Chorizo
HUON
HUON

[1]The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. Volume and price calculations do not consider the impact of acquisitions.

14

BUSINESS UNITS 4Q23 & 2023

JBS USA PORK

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**2,102.2**	**100.0%**	**2,026.6**	**100.0%**	**3.7%**	**2,015.9**	**100.0%**	**4.3%**	**7,713.8**	**100.0%**	**8,153.1**	**100.0%**	**-5.4%**
Cost of Goods Sold	(1,794.7)	-85%	(1,715.3)	-85%	4.6%	(1,691.6)	-84%	6.1%	(6,726.2)	-87%	(6,893.3)	-85%	-2.4%
Gross Profit	307.6	15%	311.3	15%	-1.2%	324.4	16%	-5.2%	987.6	13%	1,259.8	15%	-21.6%
Adjusted EBITDA	**195.2**	**9.3%**	**209.2**	**10.3%**	**-6.7%**	**192.2**	**9.5%**	**1.5%**	**526.9**	**6.8%**	**756.3**	**9.3%**	**-30.3%**

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
USGAAP[1] - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**2,102.2**	**100.0%**	**2,026.6**	**100.0%**	**3.7%**	**2,015.9**	**100.0%**	**4.3%**	**7,713.8**	**100.0%**	**8,153.0**	**100.0%**	**-5.4%**
Cost of Goods Sold	(1,916.4)	-91%	(1,841.0)	-91%	4.1%	(1,915.4)	-95%	0.1%	(7,237.4)	-94%	(7,543.4)	-93%	-4.1%
Gross Profit	185.8	9%	185.6	9%	0.1%	100.5	5%	84.9%	476.4	6%	609.6	7%	-21.9%
Adjusted EBIT	**135.5**	**6.4%**	**152.1**	**7.5%**	**-10.9%**	**63.4**	**3.1%**	**113.7%**	**307.2**	**4.0%**	**462.0**	**2.1%**	**-33.5%**
Adjusted EBITDA	**188.3**	**9.0%**	**190.3**	**9.4%**	**-1.0%**	**96.5**	**4.8%**	**95.1%**	**472.0**	**6.1%**	**589.6**	**7.2%**	**-19.9%**

In IFRS and US$, in 4Q23, net revenue was US$2.1 billion, an increase of 4% compared to 4Q22 and adjusted EBITDA was US$195.2 million, with a margin of 9.3%. In 2023, net revenue was US$7.7 billion, which corresponds to a drop of 5% compared to 2022, while adjusted EBITDA was US$527 million, with a margin of 6.8%.

In USGAAP and US$, net revenue was US$2.1 billion, an increase of 4% compared to 4Q22, due to the 12% increase in volume sold. Adjusted EBITDA totaled US$188.3 million in 4Q23, with a margin of 9%. In 2023, net revenue was US$7.7 billion, a drop of 5% compared to 2022, as a result of the 10% drop in average prices, and adjusted EBITDA was US$472.0 million, with a margin of 6.1%.

The first half of 2023 was marked by an excess supply of animals in the domestic market, putting pressure on prices and profitability. However, throughout the year, a movement towards normalization of supply and demand in the industry was observed. In the international market, USDA data for the year indicates an increase in pork exports by 13%, especially to Mexico, Japan, South Korea and Canada.

In addition to the better balance of supply and demand, the improvement in profitability throughout the year is the result of: (i) lower average grain costs in 2023 (-19% y/y); (ii) reduction in the average pork price in 2023 (-22% y/y); and (iii) continuous efforts aimed at expanding the value-added portfolio, in addition to improving commercial, operational and logistical execution;


Swift
ADAPTABLE MEALS
SAVORA SOUS VIDE

[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

JBS 15

BUSINESS UNITS 4Q23 & 2023

PILGRIM'S PRIDE CORPORATION

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**4,524.6**	***100.0%***	**4,356.4**	***100.0%***	**3.9%**	**4,124.1**	***100.0%***	**9.7%**	**17,348.0**	***100.0%***	**17,455.1**	***100.0%***	**-0.6%**
Cost of Goods Sold	(3,961.6)	-88%	(3,791.7)	-87%	4.5%	(3,810.8)	-92%	4.0%	(15,336.6)	-88%	(14,719.2)	-84%	4.2%
Gross Profit	563.0	12%	564.7	13%	-0.3%	313.3	8%	79.7%	2,011.4	12%	2,735.9	16%	-26.5%
Adjusted EBITDA	**442.2**	***9.8%***	**449.8**	***10.3%***	**-1.7%**	**169.8**	***4.1%***	**160.4%**	**1,536.0**	***8.8%***	**2,084.6**	***11.9%***	**-26.3%**

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022		Δ%
USGAAP[1] - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**4,528.3**	***100.0%***	**4,360.2**	***100.0%***	**3.9%**	**4,127.4**	***100.0%***	**9.7%**	**17,362.2**	***100.0%***	**17,468.4**	***100.0%***	**-0.6%**
Cost of Goods Sold	(4,207.3)	-93%	(4,014.3)	-92%	4.8%	(4,031.6)	-98%	4.4%	(16,243.8)	-94%	(15,656.6)	-90%	3.8%
Gross Profit	321.0	7%	345.9	8%	-7.2%	95.8	2%	235.2%	1,118.4	6%	1,811.8	10%	-38.3%
Adjusted EBIT	**197.0**	***4.4%***	**219.7**	***5.0%***	**-10.3%**	**(39.3)**	***-1.0%***	**-**	**614.3**	***3.5%***	**1,245.3**	***5.6%***	**-50.7%**
Adjusted EBITDA	**309.5**	***6.8%***	**324.0**	***7.4%***	**-4.5%**	**62.9**	***1.5%***	**392.4%**	**1,034.2**	***6.0%***	**1,648.4**	***9.4%***	**-37.3%**

Considering the results in IFRS and US$, PPC presented net revenue of US$4.5 billion in 4Q23, an increase of 10% compared to 4Q22, and adjusted EBITDA of US$442 million, with an EBITDA margin of 9.8%. In 2023, net revenue was US$17.3 billion, which corresponds to a drop of 1% compared to 2022, while adjusted EBITDA was R$1.5 billion (-26% y/y), with a margin of 8.8%. In US GAAP and US$, PPC's net revenue in 4Q23 was US$4.5 billion, 10% higher than 4Q22, and adjusted EBITDA was US$309.5 million with a margin of 6.8%. In 2023, net revenue was US$17.4 billion, a slight decrease of 0.6% compared to 2022, and adjusted EBITDA was US$1.0 billion (-37% y/y), with a margin of 6.0%.

The year 2023 was marked by high volatility in the commodities market. At the beginning of the year, poultry prices began at historically low levels due to excess supply and also lower demand resulting from low consumer confidence. However, over the course of the year, prices gradually normalized, but cost inflation remained high. Therefore, despite the challenges faced, the Company remained focused on executing its strategy and managed to grow its results throughout the year.

In the United States, in 2023, the diversified product portfolio demonstrated its resilience in the face of a challenging supply and demand scenario throughout the year. Furthermore, the intense focus on operational excellence, improved service levels with key customers and expansion of the portfolio of value-added and branded products contributed positively to margin growth. Therefore, the PPC in the United States ended 4Q23 with an EBITDA margin of 7.5%, the highest margin of the year.

During 2023, in Mexico, Pilgrim's further strengthened its relationships with key customers, expanded its portfolio of branded prepared foods and continued to invest in and improve the live birds operation. Therefore, even with a weaker fourth quarter, although better than the previous year, due to the seasonality of the period and excess supply, the Company presented solid and consistent results for the year.

In Europe, 2023 was marked by a positive trajectory of margin growth, with the fourth quarter being the best result of the year. This result is a reflection of the continuous optimization of the plants, cost recovery efforts, consolidation of back-office activities, increased partnerships with key customers, expansion of the portfolio of branded products and innovation.

Pilgrim's



[1]A diferença no EBITDA entre os resultados em IFRS e USGAAP da PPC, além do câmbio, se deve aos impactos da adoção do IFRS 16 a partir do 1T19 e a critérios diferentes de contabilização da amortização das aves matrizes: em IFRS, a amortização do ativo biológico, por seu caráter de mais longo prazo, é considerada uma despesa passível de ajuste no EBITDA, enquanto em USGAAP a amortização do ativo biológico é contabilizada no Custo do Produto Vendido e não é ajustada no EBITDA.

JBS 16

65 57 136 99 176 2.4% 2.4% 4.8% 3.4% 5.9% 4Q22 1Q23 2Q23 3Q23 4Q23 134 28 85 116 135 6.4% 1.4% 4.1% 5.5% 6.4% 4Q22 1Q23 2Q23 3Q23 4Q23 2.7 2.3 2.8 3.0 3.0 4Q22 1Q23 2Q23 3Q23 4Q23 JBS Brasil (IFRS - US$) 2.1 2.0 2.1 2.1 2.1 4Q22 1Q23 2Q23 3Q23 4Q23 Seara (IFRS - US$) 63 152 249 324 310 1.5% 3.6% 5.8% 7.4% 6.8% 4Q22 1Q23 2Q23 3Q23 4Q23 4.1 4.2 4.3 4.4 4.5 4Q22 1Q23 2Q23 3Q23 4Q23 Pilgrim's Pride (USGAAP - US$) JBS USA Pork (USGAAP - US$) 97 66 27 190 188 4.8% 3.7% 1.5% 9.4% 9.0% 4Q22 1Q23 2Q23 3Q23 4Q23 2.0 1.8 1.8 2.0 2.1 4Q22 1Q23 2Q23 3Q23 4Q23 1.6 1.4 1.5 1.6 1.7 4Q22 1Q23 2Q23 3Q23 4Q23 JBS Australia (USGAAP - US$) 113 - 23 83 93 - 141 2.1% - 0.4% 1.4% 1.6% - 2.3% 4Q22 1Q23 2Q23 3Q23 4Q23 5.5 5.3 5.8 6.0 6.3 4Q22 1Q23 2Q23 3Q23 4Q23 JBS Beef North America (USGAAP - US$) 78 19 130 104 172 5.0% 1.3% 8.6% 6.6% 9.9% 4Q22 1Q23 2Q23 3Q23 4Q23 17 17.7 16.7 18.1 18.7 19.4 4Q22 1Q23 2Q23 3Q23 4Q23 870 416 903 1,108 1,030 4.9% 2.5% 5.0% 5.9% 5.3% 0 500 1,000 1,500 2,000 2,500 3,000 4Q22 1Q23 2Q23 3Q23 4Q23 BUSINESS UNITS Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA Consolidated (IFRS - US$) Net Revenue ( billions ) EBITDA ( millions ) and % EBITDA

ATTACHED TABLES AND GRAPHICS

GRAPHIC 1 | **JBS EXPORTS IN 2023 AND 2022**


US$
18.4 billions
Great China¹
25.4%
USA
13.3%
Africa &
Middle East
11.6%
South
Korea
8,5%
Japan
8.3%
E.U.
6.7%
Others
26.2%
2023
-3.8%


2022
US$
19.1 billions
Great China¹
26,2%
Africa &
Middle East
12.2%
USA
11.5%
Japan
9.7%
Soth
Korea
8.1%
E.U.
5,9%
Others
26,4%

Note 1 Considers China and Hong Kong

TABLE 1 | **CAPEX**

	4Q23		3Q23		Δ%	4Q22		Δ%	2023		2022	
US$ Million	**US$**	**% CAPEX**	**US$**	**% CAPEX**	**QoQ**	**US$**	**% CAPEX**	**YoY**	**US$**	**% CAPEX**	**US$**	**% CAPEX**
Total Capex	**401.9**	***100.0%***	**375.5**	***100.0%***	**13.5%**	**654.7**	***100.0%***	**-25.8%**	**1,502.1**	***100.0%***	**2,172.6**	***100.0%***
Expansion and Modernization	179.2	45%	180.2	48%	0.2%	365.7	56%	-36.4%	733.2	49%	1,195.1	55%
Maintenance	222.7	55%	195.3	52%	29.9%	289.0	44%	-12.0%	768.9	51%	977.5	45%

TABLE 2 | **COGS BREAKDOWN**

4Q23 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	74,5%	87,1%	67,9%	85,2%	74,4%	70,2%	51,8%
Processing (including ingredients and packaging)	14,6%	7,6%	20,3%	8,1%	8,0%	14,6%	31,0%
Labor Cost	10,9%	5,3%	11,7%	6,7%	17,7%	15,2%	17,3%

18

19 FINANCIAL STATEMENTS BALANCE SHEET In million of American Dollars - US$ Current Assets 12/31/23 12/31/22 Cash and cash equivalents 4,570 2,526 Margin cash 132 130 Trade accounts receivable 3,391 3,878 Inventories 5,101 5,394 Biological assets 1,712 1,861 Recoverable taxes 919 1,022 Derivative assets 88 85 Other current assets 323 320 TOTAL CURRENT ASSETS 16,236 15,216 Non-Current Assets 12/31/23 12/31/22 Recoverable taxes 1,744 1,757 Biological assets 531 502 Related party receivables 119 182 Deferred income taxes 775 606 Derivative assets 82 24 Other non-current assets 319 214 3,570 3,285 Investments equity-accounted investees 57 57 Property, plant and equipment 12,918 11,915 Right of use asset 1,706 1,605 Intangible assets 1,986 1,979 Goodwill 6,105 5,829 - TOTAL NON-CURRENT ASSETS 26,342 24,670 TOTAL ASSETS 42,578 39,886 Consolidated

In million of American Dollars - US$ Current Liabilities 12/31/23 12/31/22 Trade accounts payable 5,270 5,943 Supply chain finance 935 589 Loans and financing 892 1,577 Income taxes 83 91 Other taxes payable 144 139 Payroll and social charges 1,297 1,198 Lease liabilities 353 343 Dividends payable 0 0 Provisions for legal proceedings 197 174 Derivative liabilities 144 107 Other current liabilities 581 410 TOTAL CURRENT LIABILITIES 9,897 10,572 Non-Current Liabilities 12/31/23 12/31/22 Loans and financing 19,108 16,123 Income and other taxes payable 94 116 Payroll and social charges 491 456 Lease liabilities 1,489 1,379 Deferred income taxes 1,360 1,363 Provision for legal proceedings 316 253 Other non-current liabilities 116 77 TOTAL NON-CURRENT LIABILITIES 22,973 19,768 Equity 12/31/23 12/31/22 Share capital - common shares 13,178 13,178 Capital reserve (186) (193) Other reserves (36) (35) Profit reserves 3,624 4,300 Accumulated other comprehensive loss (7,554) (8,349) Attributable to company shareholders 9,025 8,900 Attributable to non-controlling interest 683 646 TOTAL EQUITY 9,708 9,546 TOTAL LIABILITIES AND EQUITY 42,578 39,886 Consolidated 20 FINANCIAL STATEMENTS BALANCE SHEET

Statements of income for the years ended December 31 In million of American Dollars - US$ 2023 2022 NET REVENUE 72,918 72,614 Cost of sales (64,951) 61,070 GROSS PROFIT 7,967 11,544 Selling expenses (4,594) (4,682) General and administrative expenses (2,315) (2,290) Other expenses 149 311 Other income (122) (100) NET OPERATING EXPENSES (6,883) (6,760) OPERATING PROFIT 1,084 4,783 Finance income 584 809 Finance expense (1,938) (2,050) NET FINANCE EXPENSE (1,353) (1,242) Share of profit of equity-accounted investees, net of tax 10 12 PROFIT (LOSS) BEFORE TAXES (260) 3,553 Current income taxes (69) (515) Deferred income taxes 197 105 TOTAL INCOME TAXES 128 (410) NET INCOME (LOSS) (132) 3,144 ATTRIBUTABLE TO: Company shareholders (199) 2,997 Non-controlling interest 67 146 (132) 3,144 Basic and diluted earnings (loss) per share - common shares (US$) (0.09) 1.34 Consolidado 21 FINANCIAL STATEMENTS INCOME STATEMENT

Statements of income for the three month period ended December 31 In million of American Dollars - US$ 4Q23 4Q22 NET REVENUE 19,449 17,669 Cost of sales (17,209) (15,636) GROSS PROFIT 2,240 2,034 Selling expenses (1,207) (1,201) General and administrative expenses (694) (533) Other expenses (14) (45) Other income 34 217 NET OPERATING EXPENSES (1,881) (1,562) OPERATING PROFIT 359 471 Finance income 241 66 Finance expense (582) (472) NET FINANCE EXPENSE (341) (406) Share of profit of equity-accounted investees, net of tax (0) 2 PROFIT (LOSS) BEFORE TAXES 18 67 Current income taxes 67 439 Deferred income taxes (43) (85) TOTAL INCOME TAXES 24 354 NET INCOME (LOSS) 42 421 ATTRIBUTABLE TO: Company shareholders 17 447 Non-controlling interest 25 (26) 42 421 Basic and diluted earnings (loss) per share - common shares (US$) 0.01 0.20 Consolidated 22 FINANCIAL STATEMENTS INCOME STATEMENT

Statements of cash flows for the years ended December 31 In million of American Dollars - US$ Cash flow 2023 2022 Net income (loss) (132) 3,144 Adjustments for: Depreciation and amortization 2,149 1,908 Expected Credit Losses 10 9 Share of profit of equity-accounted investees (10) (12) Gain on sales of assets (14) (19) Tax expense (128) 410 Net finance expense 1,353 1,242 Share-based compensation 7 8 Provisions for legal proceedings 106 44 Impairment of Goodwill and property, plant and equipment 30 20 Leniency agreement - (103) Gain from bargain purchase - (47) Net realizable value inventory adjustments (6) 13 Fair value adjustment of biological assets 85 (36) DOJ (Department of Justice) and antitrust agreements 103 101 3,554 6,681 Changes in assets and liabilities: Trade accounts receivable 625 (270) Inventories 481 (458) Recoverable taxes 138 (709) Other current and non-current assets (41) 151 Biological assets (529) (865) Trade accounts payable and supply chain finance (787) 253 Taxes paid in installments (48) (78) Other current and non-current liabilities 249 (125) Income taxes paid (71) (1,039) DOJ and Antitrust agreements payment (90) (167) Changes in operating assets and liabilities (74) (3,306) Cash provided by operating activities 3,480 3,375 Interest paid (1,288) (931) Interest received 187 137 Net cash flows provided by operating activities 2,379 2,581 Cash flows from investing activities Purchases of property, plant and equipment (1,502) (2,173) Purchases of intangible assets (9) (8) Proceeds from sale of property, plant and equipment 72 49 Additional investments in joint-ventures and subsidiaries - (2) Acquisitions, net of cash acquired (4) (379) Dividends received 13 3 Related party transactions 1 1 Other 21 (26) Cash used in investing activities (1,408) (2,536) Cash flows from financing activities Proceeds from loans and financings 9,036 8,012 Payments of loans and financings (7,092) (7,473) Payments of leasing contracts (429) (434) Derivative instruments received (settled) (13) (262) Dividends paid (448) (873) Dividends paid to non-controlling interest (6) (5) Margin cash (27) 110 Purchase of PPC treasury shares - (190) Purchase of treasury shares - (719) Sales of treasury shares - 168 Cash provided (used in) by financing activities 1,022 (1,667) Effect of exchange rate changes on cash and cash equivalents 51 (15) Net change in cash and cash equivalents 2,043 (1,638) Cash and cash equivalents at the beggining of period 2,526 4,164 Cash and cash equivalents at the end of period 4,570 2,526.4 Consolidado 23 FINANCIAL STATEMENTS CASH FLOW STATEMENT

Statements of cash flows for the three month period ended December 31 In million of American Dollars - US$ Cash flow 4Q23 4Q22 Net Income (loss) 42 421 Adjustments for: Depreciation and amortization 577 499 Expected Credit Losses 0 (5) Share of profit of equity-accounted investees 0 (2) Gain on sales of assets (8) (13) Taxes expense (24) (354) Net finance expense 341 406 Share-based compensation 1 1 Provisions for legal proceedings 20 19 Impairment of Goodwill and property, plant and equipment 5 4 Gain for bargain purchase - (51) Leniency agreement - (103) Net realizable value inventory adjustments 12 13 Fair value adjustment of biological assets 5 (65) DOJ (Department of Justice) and antitrust agreements 60 5 1,031 776 Changes in assets and liabilities: - - Trade accounts receivable (44) 179 Inventories 310 354 Recoverable taxes 69 (121) Other current and non-current assets 45 (33) Biological assets (153) (149) Trade accounts payable and supply chain finance 261 448 Taxes paid in installments (20) (20) Other current and non-current liabilities 218 (188) Income taxes paid (6) (133) Changes in operating assets and liabilities 679 337 - - Cash provided by operating activitiess 1,710 1,113 - Interest paid (380) (247) Interest received 58 27 - Net cash flows provided by operating activities 1,387 892 Cash flow from investing activities Purchases of property, plant and equipment (402) (655) Purchases of intangible assets (2) (2) Proceeds from sale of property, plant and equipment 53 24 Acquisitions, net of cash acquired (1) (231) Dividends received 6 2 Related party transactions 0 0 Other - (33) - - Cash used in investing activities (346) (895) Cash flow from financing activities Proceeds from loans and financings 939 410 Payments of loans and financings (2,685) (441) Payments of leasing contracts (110) (111) Derivative instruments received (settled) 9 (39) Dividends paid - (422) Dividends paid to non-controlling interest (1) (3) Margin cash (25) 11 Purchase of PPC treasury shares - (0) - - Cash provided (used in) financing activities (1,873) (595) Effect of exchange rate changes on cash and cash equivalents (110) (65) - - Net change in cash and cash equivalents 964- 668- Cash and cash equivalents at the beggining of period 5,534 3,194 Cash and cash equivalents at the end of period 4,570 2,526 Consolidated 24 FINANCIAL STATEMENTS CASH FLOW STATEMENT

DISCLAIMER Nós fazemos declarações sobre eventos futuros que estão sujeitas a riscos e incertezas . Tais declarações têm como base crenças e suposições de nossa Administração e informações a que a Companhia atualmente tem acesso . Declarações sobre eventos futuros incluem informações sobre nossas intenções, crenças ou expectativas atuais, assim como aquelas dos membros do Conselho de Administração e Diretores da Companhia . As ressalvas com relação a declarações e informações acerca do futuro também incluem informações sobre resultados operacionais possíveis ou presumidos, bem como declarações que são precedidas, seguidas ou que incluem as palavras "acredita", "poderá", "irá", "continua", "espera", "prevê", "pretende", "planeja", "estima" ou expressões semelhantes . As declarações e informações sobre o futuro não são garantias de desempenho . Elas envolvem riscos, incertezas e suposições porque se referem a eventos futuros, dependendo, portanto, de circunstâncias que poderão ocorrer ou não . Os resultados futuros e a criação de valor para os acionistas poderão diferir de maneira significativa daqueles expressos ou sugeridos pelas declarações com relação ao futuro . Muitos dos fatores que irão determinar estes resultados e valores estão além da nossa capacidade de controle ou previsão . 25